UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 33)

VOLT INFORMATION SCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number)

May 3, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 928703107	Page 2 of 6

1.	Names of Reporting Persons. JEROME SHAW
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 25,345
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 25,345
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,345
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 0.12%
12.	Type of Reporting Person IN

CUSIP No. 928703107	Page 3 of 6

1.	Names of Reporting Persons. JOYCE CUTLER SHAW
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person IN

13G

CUSIP No. 928703107

EXPLANATORY NOTE:

This Amendment No. 33 to Schedule 13G is filed to reflect the death of Joyce Cutler Shaw on March 18, 2018 and the death of Jerome Shaw on May 3, 2018. Upon the death of Mrs. Shaw, she and Mr. Shaw ceased to be trustees of The Jerome and Joyce Shaw Family Trust u/d/t dated 8/6/1969. Upon Mrs. Shaw’s death she ceased to be a trustee of the Joyce Cutler Shaw Revocable Trust and of the Rachel Lynn Shaw Trust u/d/t dated 11/23/2001, as amended and restated. She also ceased to be an officer and director of the Shaw family foundation. Upon the death of Mr. Shaw, he ceased to be a trustee of the Rachel Lynn Shaw Trust, and he ceased to be an officer and director of the Shaw family foundation.

ITEM 1.

(a) Name of Issuer: VOLT INFORMATION SCIENCES, INC.

(b) Address of Issuer’s Principal Executive Offices: 1133 Avenue of Americas, New York, New York 10036.

ITEM 2.

(a) This schedule is filed by Jerome Shaw and his wife Joyce A. Shaw (aka Joyce Cutler-Shaw).

(b) The residence address of each Mr. and Mrs. Shaw was 7245 Rue De Roark, La Jolla, California 92037.

(c) Citizenship: Both Mr. and Mrs. Shaw are citizens of the USA.

(d) Title of Class of Securities: Common Stock, $0.10 par value per share (the “Shares”).

(e) CUSIP Number: 928703107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

The aggregate percentage of Shares reported owned by Mr. Shaw is based upon 21,035,620 Shares outstanding as reported on the Issuer’s Form 10-Q dated June 7, 2018, filed with the Securities and Exchange Commission on June 7, 2018.

This Schedule is filed to reflect the changes of trustees occurring upon the death of Joyce A. Shaw (aka Joyce Cutler-Shaw) on March 18, 2018 and the death of Jerome Shaw on May 3, 2018.

Upon the death of Mrs. Shaw, she and Mr. Shaw ceased to be trustees of The Jerome and Joyce Shaw Family Trust u/d/t dated 8/6/1969. Upon Mrs. Shaw’s death she ceased to be a trustee of the Joyce Cutler Shaw Revocable Trust and of the Rachel Lynn Shaw Trust u/d/t dated 11/23/2001, as amended and restated. She also ceased to be an officer and director of the Shaw family foundation. Upon the death of Mr. Shaw, he ceased to be a trustee of the Rachel Lynn Shaw Trust, and he ceased to be an officer and director of the Shaw family foundation.

As of the close of business on the date hereof:

(i) Mr. Shaw is the beneficial owner of 0 Shares as an individual;

(ii) Mr. Shaw is the beneficial owner of 2,394 Shares (approximately 0.01% of the outstanding Shares) through the Issuer’s Employee Stock Ownership Plan, which is part of the Issuer’s 401(k) Savings Plan (the “Plan”);

(iii) Mr. Shaw is the beneficial owner of 22,951 Shares (approximately 0.11% of the outstanding Shares) held for his benefit under the “Savings Plan” feature of the Plan;

(All of the foregoing numbers of Shares are rounded to the nearest full number.)

(b) Percent of class: The 25,345 shares in Mr. Shaw’s retirement accounts mean Mr. Shaw is the beneficial owner of approximately 0.12% of the outstanding Shares.

(c) Number of shares as to which such person has:

Until distributed from his retirement accounts, Mr. Shaw has

(i) Sole power to vote or to direct the vote: 25,345 Shares

(ii) Shared power to vote or to direct the vote: 0 Shares

(iii) Sole power to dispose or to direct the disposition of: 25,345 Shares

(iv) Shared power to dispose or to direct the disposition of: 0 Shares

Mrs. Shaw has no shares over which she would have the power, shared or sole, to vote or direct the vote, or to dispose or direct the disposition.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Until the distribution of the shares in Mr. Shaw’s retirement accounts, Mr. Shaw has the sole right to receive or direct dividends relating to the Shares identified in items 4(a)(ii), and (iii) above. Mr. Shaw and Mrs. Shaw have no current right to receive and shared right to direct dividends relating to any other Shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

To the extent Mr. and Mrs. Shaw constituted a group, the group terminated upon the death of Mrs. Shaw.

ITEM 10. CERTIFICATIONS.

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

List of Exhibits

Exhibit #	Description

24.1	Power of Attorney – Jerome Shaw

24.2	Power of Attorney – Joyce Cutler Shaw

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2018 (Date)

/s/ Jerome Shaw
Jerome Shaw, by his attorney in fact, Michael Shaw

/s/ Joyce A. Shaw
Joyce A. Shaw, by her attorney in fact, Michael Shaw